                                                   ---------------------------
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                      UNITED STATES                OMB Number:       3235-0145
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                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per form .......14.90
                                                   ---------------------------


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.           )<F*>
                                        -----------


                            The Union Corporation
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  906072103
                      ------------------------------------
                                (CUSIP Number)

                            Joseph D. Lehrer, Esq.
    1800 Equitable Building, 10 S. Broadway, St. Louis, MO (314) 241-9090
- ------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 31, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))


                                    Page 1 of 8 pages

- -------------------------                           -------------------------
 CUSIP NO.   906072103           SCHEDULE 13D        Page   2  of  8  Pages
          ---------------                                 ----    ---
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    John D. Weil, SS # ###-##-####
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /X/

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

    PF
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF        126,200, subject to the disclaimer contained in Item 5.
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          9,000, subject to the disclaimer contained in Item 5.
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                   126,200, subject to the disclaimer contained in Item 5.
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   9,000, subject to the disclaimer contained in Item 5.

- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    288,500, subject to the disclaimer contained in Item 5.
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
    SHARES<F*>


- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.08%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

    IN
- -----------------------------------------------------------------------------
                     <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 906072103                                              Page 3 of 8

ITEM 1.  Security and Issuer.
         -------------------

    The Reporting Person is the holder of shares of the Common
Stock ("Stock") of The Union Corporation, a Delaware corporation
(the "Issuer"), 145 Mason Street, Greenwich, Connecticut 06830.


ITEM 2.  Identity and Background.
         -----------------------

    (a)  John D. Weil ("Reporting Person");

    (b)  200 N. Broadway, Suite 825, St. Louis, Missouri  63102;

    (c)  Self-employed investor, 200 N. Broadway, Suite 825, St.
         Louis, Missouri  63102;

    (d)  No;

    (e)  No;

    (f)  U.S.A.


ITEM 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

    All shares of Stock of the Issuer were purchased with the funds of the owners of the shares of Stock listed in Item 5. All
                                                     ------
purchases of the shares of Stock of the Issuer were made by purchase at prevailing market prices as quoted by the New York Stock Exchange.


ITEM 4.  Purpose of the Transaction.
         --------------------------

    The owners listed in Item 5 purchased the Stock of the Issuer
                         ------
for general investment purposes.  The owners listed in Item 5 may
                                                       ------
acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals
                     ------
which relate to or would result in:

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

    (d) any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO. 906072103                                              Page 4 of 8

    (e) any other material change in the Issuer's business or corporate structure;

    (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

    (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Securities Exchange Act; or

    (i)  any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.
         ------------------------------------

    (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 288,500 shares of Stock in the manner hereinafter described:

                                                                                  Percentage of
                                                  Relationship to    Number        Outstanding
     Shares Held in Name of                       Reporting Person  of Shares      Securities
     ----------------------                       ----------------  ---------      ----------
John D. Weil                                      Reporting Person   90,000          1.59%

Mark S. Weil                                      Brother            15,300           .27%

Richard K. Weil, Jr.                              Brother            25,000           .44%

Paula K. Weil                                     Sister             25,000           .44%

Richard K. Weil                                   Father             60,000          1.06%

Mark S. Weil and John D. Weil, Trustees
for Daniel D. Weil (Item 10 Trust)                Nephew              3,000           .05%

Mark S. Weil, Trustee for Daniel D. Weil,
ex. by Richard K. Weil                            Trust for Nephew   12,000           .21%

Mark S. Weil and John D. Weil, Trustees
for Alexander P. Weil (Item 10 Trust)             Nephew              3,000           .05%

Mark S. Weil, Trustee for Alexander P.
Weil, ex. by Richard K. Weil                      Trust for Nephew   14,000           .25%

John D. Weil, Trustee for Victoria L. Weil,       Trust for
ex. by Richard K. Weil                            Daughter           16,200           .29%

John D. Weil, Trustee for Victoria L. Weil
(Item 10 Trust)                                   Daughter            3,000           .05%



CUSIP NO. 906072103                                              Page 5 of 8

John D. Weil, Trustee for Gideon J. Weil,
ex. by Richard K. Weil                            Trust for Son      14,000           .25%

John D. Weil, Trustee for Gideon J. Weil
(Item 10 Trust)                                   Son                 3,000           .05%

Richard K. Weil, Jr. and John D. Weil,
Trustees for Samuel J. G. Weil (Item 10
Trust)                                            Nephew              3,000           .05%

Gabriel I. Weil                                   Nephew              1,000           .02%

Amelia J. Weil                                    Niece               1,000           .02%
                                                                    -------          -----
TOTAL                                                               288,500          5.08%
                                                                    =======          =====
                                                                             (+.01 rounding error)


  The foregoing percentages assume that the Issuer has 5,675,750 shares of Stock outstanding.

  All shares held in the name of family members or family trusts of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members or trusts may seek investment advise or voting advice of the Reporting Person. Except for Stock held in the name of the Reporting Person, or in trust wherein the Reporting Person is the trustee, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

  AS PROVIDED IN S.E.C. REGULATION SECTION 240.13d-4, THE
REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION
13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL
OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

  (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

CUSIP NO. 906072103                                              Page 6 of 8

  (c)

                                                                     Net
                                                                    Price
                                                          Number     Per      Transaction
      Purchase in the Name of             Date           of Shares  Share     Made Through
      -----------------------             ----           ---------  -----     ------------
Richard K. Weil                          4/1/95            2,000    13 1/2    Goldman Sachs

John D. Weil                             4/4/95            2,000    13 1/2    Goldman Sachs

Richard K. Weil                          4/5/95           18,000    13 1/2    Goldman Sachs

Paula K. Weil                            4/5/95            4,000    13 1/2    Goldman Sachs

Richard K. Weil, Jr.                     4/5/95            4,000    13 1/2    Goldman Sachs

Mark S. Weil                             4/5/95            2,000    13 1/2    Goldman Sachs

John D. Weil                             4/5/95           30,000    13 1/2    Goldman Sachs

Mark S. Weil, Trustee for Daniel
D. Weil, ex. by Richard K. Weil          4/5/95            2,000    13 1/2    Goldman Sachs

Mark S. Weil, Trustee for
Alexander P. Weil, ex. by Richard
K. Weil                                  4/5/95            2,000    13 1/2    Goldman Sachs

John D. Weil, Trustee for Victoria L.
Weil, ex. by Richard K. Weil             4/5/95            6,000    13 1/2    Goldman Sachs

John D. Weil, Trustee for Gideon J.
Weil, ex. by Richard K. Weil             4/5/95            2,000    13 1/2    Goldman Sachs

Mark S. Weil                             4/13/95           1,200    13 5/8    Goldman Sachs

Richard K. Weil                          4/20/95           6,000    13 3/8   Jefferies & Co.

Paula K. Weil                            4/20/95           2,000    13 3/8   Jefferies & Co.

Richard K. Weil, Jr.                     4/20/95           4,000    13 3/8   Jefferies & Co.

John D. Weil                             4/20/95           5,700    13 3/8   Jefferies & Co.

Mark S. Weil, Trustee for Daniel D.
Weil, ex. by Richard K. Weil             4/20/95           8,000    13 3/8   Jefferies & Co.

Mark S. Weil, Trustee for Alexander
P. Weil, ex. by Richard K. Weil          4/20/95           5,000    13 3/8   Jefferies & Co.

John D. Weil, Trustee for Gideon J.
Weil, ex. by Richard K. Weil             4/20/95           5,000    13 3/8   Jefferies & Co.

Richard K. Weil                          4/24/95           2,000    13 1/2     Cowen & Co.



CUSIP NO. 906072103                                              Page 7 of 8

John D. Weil                             4/25/95           2,900    13 1/2    Goldman Sachs

Richard K. Weil, Jr.                     4/27/95           2,000    13 5/8    Goldman Sachs

John D. Weil                             4/27/95            800     13 5/8    Goldman Sachs

Mark S. Weil, Trustee for Alexander
P. Weil, ex. by Richard K. Weil          5/1/95            2,000      14      Goldman Sachs

John D. Weil, Trustee for Victoria L.
Weil, ex. by Richard K. Weil             5/1/95            4,200      14      Goldman Sachs

Richard K. Weil                          5/2/95            1,000      14       Cowen & Co.

Richard K. Weil                          5/2/95             900     13 7/8     Cowen & Co.

Richard K. Weil                          5/3/95            1,100      14       Cowen & Co.

Richard K. Weil                          5/3/95            1,000      14      Goldman Sachs

Richard K. Weil                          5/4/95            2,000    13 5/8    Goldman Sachs

Richard K. Weil                          5/15/95           6,000      14       Cowen & Co.

Paula K. Weil                            5/15/95           7,000      14      Goldman Sachs

Richard K. Weil, Jr.                     5/15/95           5,000      14      Goldman Sachs

Mark S. Weil                             5/15/95           6,800      14      Goldman Sachs

John D. Weil                             5/15/95           5,100      14       Cowen & Co.

Mark S. Weil and John D. Weil,
Trustees for Daniel D. Weil (Item 10
Trust)                                   5/15/95           2,000      14      Goldman Sachs

Mark S. Weil and John D. Weil,
Trustees for Alexander P. Weil
(Item 10 Trust)                          5/15/95           2,000      14      Goldman Sachs

John D. Weil, Trustee for Victoria L.
Weil (Item 10 Trust)                     5/15/95           2,000      14      Goldman Sachs

John D. Weil, Trustee for Gideon J.
Weil (Item 10 Trust)                     5/15/95           2,000      14      Goldman Sachs

Richard K. Weil, Jr. and John  D. Weil,
Trustees for Samuel J. G. Weil
(Item 10 Trust)                          5/15/95           2,000      14      Goldman Sachs

Mark S. Weil                             5/31/95           3,300      14      Goldman Sachs

John D. Weil, Trustee for Gideon J.
Weil, ex. by Richard K. Weil             6/1/95            2,000      14      Goldman Sachs

CUSIP NO. 906072103                                              Page 8 of 8

  (d) Not applicable.

  (e) Not applicable.


ITEM 6.    Contracts, Arrangements, Understandings or Relationships
           --------------------------------------------------------
           With Respect to Securities of the Issuer.
           ----------------------------------------

  The Reporting Person is Trustee of several of the trusts
mentioned in Item 5.  The Reporting Person is related to all other
             ------
persons mentioned in Item 5, including the trustees and
                     ------
beneficiaries of all of the trusts mentioned in Item 5.
                                                ------

ITEM 7.  Material to be Filed as Exhibits.
         --------------------------------

  None.


  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               ---------------------------------------
                                    John D. Weil

                                    June 7, 1995